VIA EDGAR

Ms. Pearlyne Paulemon

Mr. Jeffrey Gabor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 26, 2023

Re:	Bluerock Homes Trust, Inc. (the “Registrant”)

Registration Statement on Form S-11 (File No. 333-269415)

Dear Ms. Paulemon and Mr. Gabor:

Bluerock Homes Trust, Inc. hereby withdraws its letter submitted to the staff of the Securities and Exchange Commission on June 22, 2023 requesting acceleration of effectiveness of its registration statement on Form S-11, as amended (File No. 333-269415), to 4:00 p.m., Eastern Time, on June 26, 2023.

Very truly yours,

BLUEROCK HOMES TRUST, INC.

By: /s/ Jason Emala

Name: Jason Emala

Title: Chief Legal Officer and Secretary